SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A6

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

NEPHROS, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

640671103
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Lambda Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	26,496,616
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	26,496,616
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 14,524,676 shares of common stock	26,496,616*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	66.66%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	26,739,985
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	26,739,985
11
Aggregate Amount Beneficially Owned by Each Reporting Person
*includes warrants exercisable to acquire 14,524,676 shares of common stock and stock option exercisable to acquire 118,566 shares of common stock
26,739,985*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	67.07%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	26,739,985
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	26,739,985
11
Aggregate Amount Beneficially Owned by Each Reporting Person
*includes warrants exercisable to acquire 14,524,676 shares of common stock and stock option exercisable to acquire 118,566 shares of common stock
26,739,985*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	67.07%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	26,739,985
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	26,739,985
11
Aggregate Amount Beneficially Owned by Each Reporting Person
*includes warrants exercisable to acquire 14,524,676 shares of common stock and stock option exercisable to acquire 118,566 shares of common stock
26,739,985*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	67.07%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	26,739,985
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	26,739,985
11
Aggregate Amount Beneficially Owned by Each Reporting Person
*includes warrants exercisable to acquire 14,524,676 shares of common stock and stock option exercisable to acquire 118,566 shares of common stock
26,739,985*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	67.07%
14	Type of Reporting Person (See Instructions)	IN

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D modifies and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2007 with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Nephros, Inc. (the “Company”), as amended by Amendment No. 1 to the Statement filed with the Commission on February 12, 2010 (“Amendment No. 1”),  Amendment No. 2 to the Statement filed with the Commission on March 21, 2011 (“Amendment No. 2”), Amendment No. 3 to the Statement filed with the Commission on February 13, 2013 (“Amendment No. 3”), Amendment No. 4 to the Statement filed with the Commission on June 5, 2013 (“Amendment No. 4”) and Amendment No. 5 to the Statement filed with the Commission on November 18, 2013 (“Amendment No. 5, and together with the initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Statement”).  Except to the extent amended or supplemented by the information contained in this Amendment No. 6, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended to add the following:

The consideration Lambda used to fund the subscription rights which were exercised (as described below) was from the amount of principal and interest owed under the November 2013 Promissory Note with the balance paid out of its general funds. The consideration Wexford Capital used to fund the subscription rights which were exercised (as described below) was paid out of its general funds.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

On March 14, 2014, Lambda and Wexford Capital exercised certain subscription rights certificates received pursuant to a rights offering with the Company. Lambda received 5,250,264 shares of Common Stock at a purchase price of $0.30 per share for a cost of $1,575,079.12. Wexford Capital received 27,811 shares of Common Stock at a purchase price of $0.30 per share for a cost of $8,343.16.

Additionally, the 8,806,575 shares of common stock underlying Class D Warrants held by Lambda had an exercise price of $0.40 per share prior to the rights offering.  However, the Class D Warrants contained full ratchet anti-dilution protection provisions, which were triggered in connection with the rights offering.  The Class D Warrant provides that if the Company conducts a rights offering, then the number of shares of common stock for which the Class D Warrant was exercisable immediately after the rights offering shall be adjusted to equal the number of shares which a record holder of the same number of shares of common stock for which the Class D Warrant was exercisable immediately prior to the rights offering would own or be entitled to receive after the rights offering.  Therefore, the number of Class D Warrants were adjusted from 8,806,575 to 11,742,100.  Further, the Class D Warrant provides that the per share exercise price in effect immediately prior to the rights offering shall be adjusted to equal (A) the per share exercise price in effect immediately prior to the rights offering multiplied by (B) the number of shares of common stock for which the Class D Warrant was exercisable immediately prior to the rights offering divided by (C) the number of shares of common stock for which the Class D Warrant was exercisable immediately after such adjustment.  Therefore, the exercise price per share of the Class D Warrants was also adjusted from $0.40 to $0.30 per share.  The Company agreed to amend the expiration date of the existing Class D Warrants held by Lambda from March 10, 2017 to March 14, 2019.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of April 9, 2014, calculated as described below, are as follows:

Lambda Investors LLC
(a) Amount beneficially owned:	26,496,616	Percent of class:	66.66%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			26,496,616
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			26,496,616

Wexford Capital LP
(a) Amount beneficially owned:	26,739,985	Percent of class:	67.07%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			26,739,985
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			26,739,985

Wexford GP LLC
(a) Amount beneficially owned:	26,739,985	Percent of class:	67.07%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			26,739,985
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			26,739,985

Charles E. Davidson
(a) Amount beneficially owned:	26,739,985	Percent of class:	67.07%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	26,739,985
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	26,739,985

Joseph M. Jacobs
(a) Amount beneficially owned:	26,739,985	Percent of class:	67.07%
(b) Number of shares as to which the person has
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	26,739,985
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	26,739,985

Each aggregate number of shares of Common Stock beneficially owned listed above was calculated by taking the number of shares of Common Stock beneficially owned or held, as applicable, by each Reporting Person and increasing such number, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all warrants and options to purchase shares of Common Stock beneficially owned by such Reporting Person.  Each of the percentages listed above was determined by dividing the relevant number of shares of Common Stock beneficially owned or held, as applicable, by each Reporting Person (calculated in accordance with the previous sentence) by 25,225,704, the number of shares of Common Stock outstanding as of March 25, 2014, as report to the Commission in the Company’s last 10K filed March 28, 2014,  increased, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all warrants and options to purchase shares of Common Stock beneficially owned by such Reporting Person.

Wexford Capital may, by reason of its status as managing member of Lambda, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Wexford GP may, by reason of its status as General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the shares of Common Stock beneficially owned by Lambda.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by Lambda and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of Lambda.

Since the date of the Amendment No. 5, the Company granted to each of Mr. Arthur H. Amron, a Partner and Secretary of Wexford Capital LP and Dr. Paul Mieyal, an employee of Wexford Capital LP, in respect of their service as a director of the Company (i) an additional 19,733 shares of Restricted Stock which is restricted for six (6) months from the grant date of December 31, 2013, and (ii) options to purchase 26,598 shares of common stock of the Company which were issued under the Company’s 2004 Stock Incentive Plan with one-third of the options vesting immediately upon the grant date of March 26, 2014 and the remainder of the options to be vested in equal annual installments on each of the first and second anniversaries of the grant date. At the request of Mr. Amron and Mr. Mieyal all Restricted Stock and options were granted to Wexford Capital LP.

Except as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 6.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2014

LAMBDA INVESTORS LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By:	Wexford GP LLC, its general partner

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS